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                                                  EXHIBIT H


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

The Potomac Edison Company
Notice Requesting Approval to Enter into
A Joint Venture to Develop Real Estate

                   THE POTOMAC EDISON COMPANY
                     10435 Downsville Pike
                      Hagerstown, MD 21740

              Description of Proposed Transaction.

          The Potomac Edison Company ("Potomac Edison"), a public utility subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), requests authority through December 31, 2005 to enter into a joint venture ("JV") with an experienced real estate developer, and to engage in preliminary development activities in connection with entering into the joint venture. The activities of the JV would be limited to the development, lease and / or sale of a certain parcel of land (the "Property") owned by Potomac Edison. The Property was originally purchased by Potomac Edison primarily for utility purposes, but such use is no longer planned for the Property. Potomac Edison desires to develop the Property, with the assistance of a developer-partner, into a business and technology park.

          Formation and Structure of the Joint Venture

     The JV will likely be in the form of a limited liability company or limited liability partnership. Potomac Edison plans to form the JV with an experienced real estate developer, which will manage the day-to-day operations of the JV. Potomac Edison will provide the Property, which will be transferred to the JV. The developer will provide capital for and oversee the development and marketing of the Property as a business and technology park. Development activities shall include installation of the infrastructure (water, sewer, and other utilities), roads and other amenities, and subdivision of the Property as necessary to create buildable and saleable lots. Potomac Edison intends that its involvement in the JV will be passive, except that the Company will have equal rights with its developer-partner to approve the ultimate sale of the lots.

                     History of the Property

     The Property is an approximately 260-acre parcel of real estate, located adjacent to Potomac Edison's and Allegheny's corporate headquarters in Hagerstown, Maryland. The Property has never been included in Potomac Edison's rate base. In 1967, Potomac Edison moved its corporate headquarters from downtown Hagerstown to its current location on the Downsville Pike. In an effort to consolidate and centralize its general office operations, the Company purchased 200 acres in addition to the 35-acres used for the general office site. It was anticipated that many ancillary services and other utility uses would naturally spin-off from the headquarters location. This course of events, however, did not evolve.

     In the mid-1980's it became evident that most of the original proposed uses were no longer feasible. Potomac Edison decided to use the acreage for economic development purposes.
The business park concept was proposed and eventually refined to a campus-style, business and technology park. At this


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time, the
Company purchased an additional parcel of approximately 60 acres. Most of the acreage has been rezoned and several extensive land-use studies were conducted to determine the property's highest and best use. The Property (also known as Friendship Technology
Park) has not yet realized its full potential value due to several factors, including the lack of infrastructure and lack of interstate access.

                       The Technology Park

     Potomac Edison wishes to promote job growth and improve the economy of Hagerstown and Washington County, Maryland by developing the Property into a business and technology park. Friendship Technology Park is expected to attract a number of established and profitable businesses, along with high-paying jobs, into the Hagerstown and Washington County, Maryland area. State, county and local agencies have expressed their interest in having the Property developed into a business and technology
park.  See Exhibits B-1 through B-3.   In developing the
Property, Potomac Edison will be acting as a good corporate citizen and furthering economic development in the region by creating the opportunity for new jobs and growth. The timing for development of the Property is also better than ever, since a new interchange on Interstate 70 is currently being built adjacent to the Property.

                          Cost Recovery

     In addition to furthering the above corporate citizenship and economic development goals, Potomac Edison hopes that entering into the JV will allow it to recover the costs associated with its acquisition of the Property, which, as is noted above, was originally acquired for intended utility purposes which no longer are feasible or desirable. In recent orders, the Securities and Exchange Commission has held that the retention of similar nonutility business interests is consistent with section 11(b)(1) of the Act. See Conectiv, Inc., HCAR No.26832 (February 25, 1998); and UNITIL Corporation, et al., HCAR No. 25524 (April 24, 1992).

     Moreover, consistent with Section 9(c)(3) of the Act, Potomac Edison intends to be a passive partner in the JV. In choosing an experienced developer-partner, Potomac Edison need not and will not become involved in the technical and administrative details of developing the Property. CSW Corporation, HCAR. No. 23578 (January 22, 1985). As noted above, Potomac Edison's involvement in the JV is mainly intended to allow Potomac Edison some influence in determining the kinds of businesses that will locate in the business and technology park. Potomac Edison has a valid interest in determining the kinds of businesses that will be the closest neighbors to its corporate headquarters.

     The JV will maintain separate financial records and detailed supporting records, including profit/loss statements. These records will be available to any proper federal regulatory agency or state regulatory agency for review. The accounting staff of APSC, pursuant to a service agreement with the JV, will be responsible for record keeping and maintaining audit procedures which are in compliance with generally accepted accounting principles.

     Except as described herein, no associate company or affiliate of the Applicant or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

     The application and any amendments thereto are available for public inspection through the Commission's Office of Public
Reference.
Interested persons wishing to comment or request a hearing should
submit their views in writing by               , 1998, to the Secretary,
Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law


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that are disputed.  A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.